Nicole C. Brookshire	Via EDGAR and Overnight Courier
+1 617 937 2357
nbrookshire@cooley.com

September 24, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Pam Howell, Special Counsel

Ruairi Regan, Staff Attorney

Rufus Decker, Accounting Branch Chief

Steve Lo, Staff Accountant

Re:           Progyny, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on September 11, 2019
CIK No. 0001551306

Ladies and Gentlemen:

On behalf of Progyny, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 20, 2019 with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on September 11, 2019 (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics.

Amendment No. 1 to Draft Registration Statement of Form S-1

The Offering, page 15

1.              Please revise the disclosure in this section to be as of the same date as the common stock outstanding as disclosed in the principal and selling stockholders information on page 131. Similarly revise disclosure beginning on 134.

In response to the Staff’s Comment, the Company will revise the disclosure on pages 16, 134 and 138 of the Registration Statement to reflect common stock outstanding as of August 31, 2019.

Our Clients, page 103

2.              We note your response to prior comment 6 regarding your customers; however, it is unclear how you concluded that the identity of your principal customers, including a customer who represented 17% of your business in the first six months of 2019 is not material. We note Item 101(c)(vii) requires a registrant to identify customers if sales equal 10 percent or more and the loss of such customer would have a material adverse effect. Please provide an expanded analysis that explains clearly your conclusion that the loss of such customers would not have a material adverse effect, or disclose the names of such customers. We note your risk factor disclosure on page 23 regarding the loss of such customers.

Cooley LLP   500 Boylston Street   Boston, MA   02116-3736
t: (617) 937-2300  f: (617) 937-2400  cooley.com

In response to the Staff’s comment, the Company will revise its Registration Statement to disclose the names of Client A and Client D, each of which accounted for over 10% of the Company’s revenue for the year ended December 31, 2018 and the six months ended June 30, 2019, and each of which is expected to account for over 10% of the Company’s revenue for the full year ending December 31, 2019.  In light of the fact that Client B and Client C accounted for 10% or less of the Company’s revenue for the year ended December 2018 and the six months ended June 30, 2019, and is expected to account for less than 10% of the Company’s revenue for the full year ending December 31, 2019, the Company respectfully advises the Staff that it does not plan to disclose the names of Client B and Client C, the loss of which would not have a material adverse effect on the Company.

Executive Compensation, page 116

3.              We note your revisions in response to prior comment 8. Please further revise your disclosure to describe clearly the material terms of the merit based discretionary bonus awards made to named executives during the last completed fiscal year, including a general description of the formula or criteria to be applied in determining the amounts payable. See Item 402(o) of Regulation S-K.

In response to the Staff’s comment, the Company will revise the footnote on page 116 of the Registration Statement as follows: “Amounts reflect merit-based discretionary bonuses. In 2018, we achieved and exceeded our company-wide financial, sales and operational performance objectives, and as a result, the Board determined to grant discretionary bonuses to certain key employees, including all of our named executive officers. These objectives included revenue, gross margin, adjusted EBITDA and sales targets, as well as operational goals related to client management and retention, member experience and our provider network.”  The Company respectfully advises the Staff that these were discretionary bonuses rather than non-equity incentive plan awards, and the amounts were not determined pursuant to a set formula or criteria.

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Please contact me at (617) 937 2357 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	David Schlanger, Progyny, Inc.
Alison Haggerty, Cooley LLP
Deanna Kirkpatrick, Davis Polk & Wardwell LLP